TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF TOWER ONE WIRELESS CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tower One Wireless Corp. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and may not be able to amend, refinance, or pay off its debt, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 13, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property and equipment

As discussed in note 10, the Company's carrying amount of property and equipment, which is substantially its tower equipment, as of December 31, 2020 amounts to $6,175,128. The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control. Internal sources of information include indications of economic performance. When events or circumstances exist that indicate the property and equipment may not be recoverable, the recoverable amount is estimated as the greater of its value in use and its fair value less costs of disposal. An impairment loss is recognized if the carrying amount exceeds its estimated recoverable amount. Indicators of impairment were identified for certain property and equipment assets and a recoverable value assessment was required resulting in an impairment loss of $441,292.

We identified the impairment assessment of property and equipment as a critical audit matter when determining recoverable amount because of the significant estimates and assumptions management uses in evaluating the recoverable value of the cash generating unit, which encompasses the property and equipment. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the estimates and judgments made by management in determining the recoverable values.

The primary audit procedures we performed to address this critical audit matter included, among others, the following:

  We evaluated management's assessment of indicators of impairment and assessed the completeness of external factors, including COVID-19, and internal factors, including financial performance  that could be considered as indicators of impairment of the Company's property and equipment, including consideration of evidence obtained in other areas of the audit;
  We ensured the Company had the necessary rights and permits for construction and operation of towers in place, and ensured the towers were not subject to litigation or claims, or, if litigation or claims existed, that the probability of an adverse resolution is low; and
  As impairment indicators were identified, a recoverable value assessment was performed by management where we reviewed for reasonableness, including assessing the estimates of costs to dismantle and estimates of salvage values of the property and equipment.

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

Vancouver, Canada

April 28, 2021

TOWER ONE WIRELESS CORP. Consolidated Statements of Financial Position As at December 31, 2020 and 2019 (Expressed in Canadian Dollars)

	Note	2020	2019
		$	$
ASSETS (NOTES 13 and 15)
Current Assets
Cash		122,759	56,629
Amounts receivable		1,166,502	1,808,397
Prepaid expenses and deposits		371,013	234,091
Unbilled revenues		-	109,064
Assets held for sale	12	30,967	751,726
		1,691,241	2,959,907
Intangible assets	9	1,357,658	1,602,728
Right-of-use assets	11	1,885,433	2,706,368
Property and equipment	10	6,175,128	8,732,046
Total Assets		11,109,460	16,001,049
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	16	4,368,281	4,035,983
Income tax payable	24	610,977	380,863
Interest payable	13,14,15,16	650,278	357,913
Deferred revenue		278,443	443,500
Customer deposits	19	5,621,307	8,526,085
Current portion of lease liabilities	11	92,308	206,079
Convertible debentures	13	-	745,000
Current portion of loans payable	14	3,440,732	1,263,055
Loans from related parties	16	3,870,748	4,060,187
Bonds payable	15	1,882,750	-
		20,815,824	20,018,665
Long-term portion of lease liabilities	11	1,593,370	2,497,050
Bonds payable	15	-	1,787,351
Long-term portion of loans payable	14	143,855	-
Total Liabilities		22,553,049	24,303,066
Shareholders' Deficiency
Share capital	17	16,900,668	16,876,382
Share subscriptions		(30,000)	(30,000)
Contributed surplus	17	1,706,089	2,303,721
Non-controlling interest	8	(4,532,457)	(3,357,287)
Deficit		(25,352,460)	(23,585,459)
Accumulated other comprehensive loss		(135,429)	(509,374)
Total Shareholders' Deficiency		(11,443,589)	(8,302,017)
Total Equity and Liabilities		11,109,460	16,001,049

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

	Note	2020	2019	2018
		$	$	$
Revenues	21	9,126,082	5,413,594	1,556,742
Cost of sales		4,951,013	2,879,546	-
		4,175,069	2,534,048	1,556,742
Expenses
Advertising and promotion		133,726	46,789	1,403,270
Amortization	9, 10, 11	1,260,439	1,261,964	436,902
Bad debts		38,410	150,551	-
Foreign exchange		540,633	21,576	754,999
Interest, financing charges and accretion	11, 13, 14, 15, 16	1,205,657	1,912,553	769,322
Maintenance and operations		942,370	1,001,161	1,517,698
Office and miscellaneous		869,732	949,670	675,553
Professional fees and consulting	16	2,395,170	2,366,030	1,834,575
Share-based compensation	16, 17	-	-	1,913,692
Transfer agent and filing fees		-	13,790	44,983
Travel		154,043	214,065	201,888
		7,540,180	7,938,149	9,552,882

Loss before other items		(3,365,111)	(8,203,072)	(7,996,140)
Other items
Loss on extinguishment of debt	16	-	(393,026)	-
Impairment	7, 9, 10	(441,292)	(1,306,767)	(2,132,942)
Impairment of advances and loans receivable	16	-	(224,975)	(225,732)
Write-off of VAT receivable		-	(48,735)	(13,859)
Gain (loss) on net monetary position	4	318,659	(711,090)	924,340
		(122,633)	114,378	(1,448,193)
Net loss before income taxes		(3,487,744)	(8,088,694)	(9,444,333)
Current income tax expense	24	(186,560)	(380,863)	-
Deferred income tax recovery	24	-	322,289	313,048
Net loss		(3,674,304)	(8,147,268)	(9,131,285)
Other comprehensive loss:
Item that will be reclassified to profit or loss
Foreign exchange translation adjustment		508,446	(327,696)	(480,132)
Comprehensive loss		(3,165,858)	(8,474,964)	(9,611,417)
Net loss attributable to:
Shareholders of the Company		(2,364,633)	(4,977,237)	(9,112,971)
Non-controlling interest		(1,309,671)	(3,170,031)	(18,314)
Net loss		(3,674,304)	(8,147,268)	(9,131,285)
Other comprehensive income (loss) attributable to:
Shareholders of the Company		373,945	(155,147)	(326,928)
Non-controlling interest		134,501	(172,549)	(153,204)
Other comprehensive income (loss)		508,446	(327,696)	(480,132)

Loss per common share - basic and diluted		(0.04)	(0.13)	(0.10)
Weighted average common shares outstanding		93,867,588	63,389,446	88,307,259

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(9,112,971)	-	(9,112,971)	(18,314)	(9,131,285)

Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Changes in Equity (Deficiency) (Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)
Warrants expired	-	-	-	(597,632)	597,632	-	-	-	-
Shares issued as penalty to the convertible debt lenders	714,286	24,286	-	-	-	-	24,286	-	24,286
Net loss	-	-	-	-	(2,364,633)	-	(2,364,633)	(1,309,671)	(3,674,304)
Other comprehensive income	-	-	-	-	-	373,945	373,945	134,501	508,446
Balance, December 31, 2020	94,103,732	16,900,668	(30,000)	1,706,089	(25,352,460)	(135,429)	(6,911,132)	(4,532,457)	(11,433,589)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Consolidated Statements of Cash Flows For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

	2020	2019	2018
	$	$	$
Cash flows from operating activities
Net loss	(3,674,304)	(8,147,268)	(9,131,285)
Items not affecting cash:
Accretion	-	107,376	70,341
Accrued interest	493,901	583,883	-
Amortization	1,260,439	1,261,964	436,902
Allowance for VAT	-	48,735	13,859
Gain on sale of towers	(453,216)	(664,446)	-
Deferred income tax recovery	-	(322,289)	(313,048)
Foreign exchange	962,181	2,719,037	2,131,449
Gain on net monetary position	(1,323,265)	(1,921,376)	(924,340)
Impairment	441,292	1,306,767	2,358,674
Impairment of advances and loans receivable	-	224,975	-
Loss on extinguishment of debt	-	393,026	-
Share-based compensation	-	-	1,913,692
Shares issued for services	-	-	110,395

Changes in non-cash working capital items (Note 22)	2,691,191	7,529,242	2,131,158
Cash provided by (used in) operating activities	398,219	3,119,626	(1,202,203)

Cash flows from investing activities
Cash received from acquisitions	-	-	18,436
Cash paid for acquisitions	-	(106,121)	-
Cash received from disposition	72,396	258,001	-
Cash received on sale of towers	1,204,942	-	-
Additions of property and equipment	(2,656,546)	(3,634,144)	(8,436,633)
Cash used in investing activities	(1,379,208)	(3,482,264)	(8,418,197)

Cash flows from financing activities
Shares issued for cash, net	-	-	30,000
Exercise of stock options and warrants	-	-	3,226,300
Proceeds from convertible debts, net	-	-	1,376,914
Repayment of convertible debts	(745,000)	(750,000)	-
Proceeds from bonds payable, net	-	859,560	888,996
Loans received	2,533,479	1,173,953	1,756,309
Repayment of loans	(66,258)	(1,467,004)	(156,819)
Loans from related parties	713,646	1,969,187	1,366,710
Repayment of loans from related parties	(833,951)	(1,140,500)	(534,612)
Lease payments	(553,130)	(570,512)	-
Promissory note received	-	-	1,728,480
Cash provided by financing activities	1,048,786	74,684	9,682,278
Foreign exchange on cash	(1,667)	(1,520)	-

Change in cash	66,130	(289,474)	61,878
Cash, beginning	56,629	346,103	284,225

Cash, ending	122,759	56,629	346,103

Property and equipment additions in accounts payable and accrued liabilities	901,653	1,019,581	-
Cash paid for interest	368,390	635,717	50,000
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long -term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2020, the Company had a working capital deficiency of $19,124,583 (2019 - $17,058,758) and an accumulated deficit of $25,352,460 (2019 - $23,585,459) which has been funded primarily by loans from related parties. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The outbreak of the novel strain of coronavirus ("COVID-19") has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential businesses, have caused significant disruption to businesses globally, which has resulted in an uncertain and challenging economic environment. The duration and impact of the COVID-19 pandemic are unknown at this time. COVID-19 did not have a significant impact on the Company's site leasing business and tower sales. Moreover, COVID-19 did not have any impact on the Company's ability to collect receivables from its customers.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2021.

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The presentation currency of the consolidated financial statements is Canadian dollars.

These consolidated financial statements include the accounts of the following entities as at December 31, 2020 and 2019:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	Argentine Peso
Tower Three SAS ("Tower Three")	Colombia	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	Argentine Peso
Innervision SAS ("Innervision")	Colombia	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	65%	Argentine Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	US dollar
Tower One Wireless Mexico S.A. de C.V. ("Mexmaken")	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation. Subsidiaries are entities controlled by the Company. Control is based on whether an investor has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of returns. Non-controlling interests in the net assets are identified separately from the Company's deficiency. The non-controlling interest consists  of the non-controlling interest as at the date of the original acquisition plus the noncontrolling interest's share of changes in equity or deficiency since the date of acquisition.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Actual results may differ from these estimates and assumptions. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of goods or services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions at the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 17.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iii) Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar economic environment.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At December 31, 2020, the Company has an allowance for doubtful accounts of $36,381 (2019 - $179,868).

(vi) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or  involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions that raise substantial doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iii) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(iv) Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected time frame of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(v) Property and equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vi) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(vii) Leases

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(viii) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company's common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company generates revenues from the supply of various goods and services.

(i) Leasing revenue is derived from lease arrangements to obtain rights to use the Company's equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in property and equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

(ii) Tower sales revenue is recognized when the control over the tower is transferred to the customer. The Company recognizes revenue after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

(iii) Revenues from consulting, installation, technical and maintenance services are recognized when the services are completed. Unbilled revenues represents services performed but not yet billed.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

For the year ended December 31, 2020, an unrealized foreign exchange translation gain of $508,446 (2019 - loss of $327,696; 2018 - loss of $480,132) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentine Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e., CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment is stated at cost less accumulated amortization and accumulated impairment  loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

  Amortization of the towers is calculated on the declining-balance basis over the agreement or lease terms
  Furniture and equipment - between 10% and 33.3% declining balance

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset's residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible assets

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment losses. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the consolidated statement of comprehensive loss but increases in intangible    asset values are not recognized subsequently.

Amortization expense for intangible assets is calculated on the straight-line basis over its estimated useful life. Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets' useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company's intangible assets, consisting of master lease agreements, is estimated to be 10 years.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU's exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU's is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre -tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU's is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non- financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company applies the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Share-based compensation

Share-based compensation to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from contributed surplus. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

  Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and
  Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either  recorded in profit or loss or OCI.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Financial instruments (Continued)

Subsequent measurement of financial assets depends on their classification.

  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain  or loss that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.
  Fair value through OCI ("FVOCI"): A financial asset measured at FVOCI is measured at fair value with changes in fair value included as "financial asset at fair value through other comprehensive income" in other comprehensive income. Accumulated gains or losses recognized through other comprehensive income remain in OCI when the financial instrument is derecognized or its fair value substantially decreases.
  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL  is recognized in profit or loss in the period in which it arises.

The Company has classified its cash and amounts receivables as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

  Financial liabilities at FVTPL; and
  Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

  the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and
  the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its accounts payable and accrued liabilities, interest payable, convertible debentures, loans payable, loans from related parties, customer deposits, bonds  payable and lease liability as amortized cost.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Financial instruments (Continued)

Convertible debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market  interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion.

The conversion option classified as equity is determined by deducting the fair value of the liability component from the face value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to deficit. No gain or loss is recognized in the profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible notes using the effective interest method.

Substantial modification of convertible debentures

Modification is deemed to be substantial if the net present value of the cash flows under the modified terms, including any fees paid or received, is a least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate of the liability prior to the modification. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The consideration paid, represented by the fair value of the modified convertible debentures are allocated to the liability and equity components of the original convertible debentures at the date of the extinguishment. The method used in allocating the consideration paid and transaction costs to the separate components of the original convertible debentures is consistent with that used in the original allocation to the separate components of the original convertible debentures of the proceeds received by the Company when the original convertible debentures were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:

  the amount of gain or loss relating to the original liability component is recognized in profit or loss; and
  the amount of consideration relating to the original equity component is recognized in equity in contributed surplus. The amount recognized in convertible debentures equity reserve attributable to the extinguished convertible debentures is also transferred to contributed surplus.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary  to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option;

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and

• restoration costs that will incur at the end of the lease term.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in  which they are incurred.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

4. HYPERINFLATION

In July 2018, the Argentine three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100%. As a result, in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies ("IAS 29") Argentina was considered a hyperinflationary economy, effective July 1, 2018. Accordingly, the presentation of the Company's consolidated financial statements includes adjustments and reclassifications for the changes in the general purchasing power of the Argentine peso.

On the application of IAS 29, the Company used the conversion coefficient derived from the combination of the "IPC Nacional and the IPIM" (the national consumer price index and the national wholesale price index) published by the National Statistics and Census Institution in Argentina. Furthermore, a formal resolution (number 539/018) from de "FACPCE" (Federación Argentina de Consejos Profesionales de Ciencias Económicas) was issued and has been followed in the calculations.

As the consolidated financial statements of the Company have been previously presented in Canadian dollars, a stable currency, the comparative period amounts do not require restatement.

The level of the IPC at December 31, 2020 was 385.76 (2019 - 283.44), which represents an increase of 36.1% over the IPC at December 31, 2019.

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at December 31, 2020. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at December 31, 2020) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position is included in the consolidated statements of loss as a gain on net monetary position.

The application of IAS 29 results in the adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, which results in a loss on the net monetary position. This loss/gain is derived as the difference resulting from the restatement of non-monetary assets, liabilities and equity.

As per IAS 21, The Effects of Changes in Foreign Exchange Rates , all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

As a result of the change in the conversion coefficient during the year ended December 31, 2020, the Company recognized a net monetary gain of $318,659 (2019 - loss of $711,090; 2018 - $924,340) to adjust transactions recorded during the period into a measuring unit current as of December 31, 2020. For the year ended December 31, 2019, $2,798,971 was reclassified from net gain (loss) from net monetary position to foreign exchange for comparative purpose.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

5. TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. ("TCTS") to acquire 70% ownership interest in TCTS.

On March 1, 2019, the Company entered into an agreement to acquire the remaining 30% ownership interest of TCTS for total purchase price of $106,121 (US$80,000). As the Company previously controlled TCTS, the transaction resulted in a change to the Company ownership stake and was accounted for as an equity transaction. The $106,990 difference between the acquisition of $869 non-controlling interest  and $106,121 fair value of consideration paid was recognized directly in deficit.

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net loss attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). During the year ended December 31, 2020, the Company received $72,396 (2019 - $258,001) for the sale of 50% of the outstanding shares  of TCTS.

6. ACQUISITION OF INNERVISION TELECOM S.A.S ("INNERVISION")

As at December 31, 2018, the Company owned 90% of Innervision through its wholly owned subsidiary Tower Three S.A.S ("Tower Three").

In October 2019, the Company completed the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted  for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

7. ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken") to acquire a 90% ownership interest. Since its incorporation on September 9, 2015, Mexmaken has obtained two Master Lease Agreement ("MLA") with major Mexican telecom operators, one of which was acquired prior to the Company's acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company applied the acquisition method of accounting. As part of the acquisition of Mexmaken, the Company acquired Mexmaken's MLA, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition and resulting goodwill:

$
Fair value of common shares issued	1,312,500
Total consideration	1,312,500

Assets acquired:
Cash	18,436
Amounts receivable and prepaid expenses	20,463
Construction in progress	91,339
Furniture and equipment	2,741
Intangible assets	428,000
Goodwill	1,315,258

Less: liabilities assumed
Accounts payable	(356,404)
Deferred income tax liability	(61,500)

Net assets of Mexmaken	1,458,333
Net assets attributed to non-controlling interest	(145,833)
Net assets acquired	1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36, Impairment of Assets, and determined that the carrying value of the Mexmaken CGU exceeded its fair value based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

During the years ended December 31, 2020 and 2019, the Company's ownership on Mexmaken remains at 90%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

8. NON-CONTROLLING INTEREST (NCI)

The following table presents the summarized financial information for Evolution, TCTS and Mexmaken, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

	December 31, 2020		December 31, 2019
	$		$
Current assets	1,145,246		3,466,115
Non-current assets	4,079,106		9,463,080
Current liabilities	14,046,168		18,306,038
Non-current liabilities	898,146		1,691,801
Revenues for the year ended	7,934,906		2,263,370
Net loss for the year ended	(1,150,056)		(6,225,672)

The net change in non-controlling interest is as follows:			Total
		$
Balance, December 31, 2018			162,471
Change in ownership interest			(177,178)
Share of loss for the year			(3,170,031)
Currency translation adjustment			(172,549)
Balance, December 31, 2019			(3,357,287)
Share of loss for the year			(1,772,196)
Currency translation adjustment			597,026
Balance, December 31, 2020			(4,532,457)

As of December 31, 2020 and 2019, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken and 65% ownership in Evolution with $953,706, $791,573 and $2,787,178 (2019 - $919,976, $111,962 and $2,325,349) NCI balance, respectively.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

9. INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2018, 2019 and 2020	1,982,354

Accumulated amortization
Balance, December 31, 2018	138,765
Additions	240,861
Balance, December 31, 2019	379,626
Additions	245,070
Balance, December 31, 2020	624,696

Net book value
December 31, 2019	1,602,728
December 31, 2020	1,357,658

10. PROPERTY AND EQUIPMENT

During the years ended December 31, 2020 and 2019, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed resulting in a test of recoverable amount of the assets and recognition of an impairment loss of $441,292 and $1,306,767, respectively. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

10. PROPERTY AND EQUIPMENT (CONTINUED)

	Towers	Construction in progress	Furniture and equipment	Total
Cost
Balance, December 31, 2018	4,767,745	3,652,130	68,797	8,488,672
Monetary adjustment for hyperinflationary economy	1,301,174	68,942	180,070	1,550,186
Additions	71,929	4,405,289	176,507	4,653,725
Transfer from CIP to towers	6,031,951	(6,031,951)	-	-
Reclassification to assets held for sale	(845,737)	-	-	(845,737)
Towers sold	-	(167,896)	-	(167,896)
Impaired/cancelled towers	(500,764)	(786,617)	(19,386)	(1,306,767)
Foreign exchange movement	(2,180,040)	(654,677)	(24,580)	(2,859,297)
Balance, December 31, 2019	8,646,258	485,220	381,408	9,512,886
Monetary adjustment for hyperinflationary economy	701,648	644,005	(101,325)	1,244,328
Additions	-	2,502,896	35,722	2,538,618
Transfer from CIP to towers	1,574,686	(1,574,686)	-	-
Reclassification to assets held for sale	-	(30,967)	-	(30,967)
Towers sold	(3,888,708)	-	-	(3,888,708)
Impaired/cancelled towers/equipment	-	(416,588)	(24,704)	(441,292)
Foreign exchange movement	(1,518,126)	(15,623)	(79,364)	(1,613,113)
Balance, December 31, 2020	5,515,758	1,594,257	211,737	7,321,752
Accumulated Amortization
Balance, December 31, 2018	254,314	-	12,881	267,195
Monetary adjustment for hyperinflationary economy	71,970	-	1,778	73,748
Additions	673,106	-	30,789	703,895
Reclassification to assets held for sale	(94,011)	-	-	(94,011)
Impairment/cancelled towers	-	-	(4,151)	(4,151)
Foreign exchange movement	(164,131)	-	(1,705)	(165,836)
Balance, December 31, 2019	741,248	-	39,592	780,840
Monetary adjustment for hyperinflationary economy	116,704	-	6,292	122,996
Additions	708,546	-	44,283	752,829
Tower sold	(322,512)	-	(9,730)	(332,242)
Foreign exchange movement	(165,439)	-	(12,360)	(177,799)
Balance, December 31, 2020	1,078,547	-	68,077	1,146,624
Net book value
December 31, 2019	7,905,010	485,220	341,816	8,732,046
December 31, 2020	4,437,211	1,594,257	143,660	6,175,128

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

11. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has a lease agreement for its land lease. The continuity of the ROU asset and lease liability for the years ended December 31, 2020 and 2019 are as follows:

Right-of-use asset
As at December 31, 2018	$1,374,800
Additions	1,721,936
Depreciation	(317,208)
Impact of foreign exchange	(370,602)
Monetary adjustment for hyperinflationary economy	297,442
As at December 31, 2019	$2,706,368
Additions	702,473
Cancellation Depreciation	(1,086,971) (262,540)
Impact of foreign exchange	(375,830)
Monetary adjustment for hyperinflationary economy	201,933
As at December 31, 2020	$1,885,433
Lease liability
As at December 31, 2018	$1,374,800
Additions	1,721,936
Lease payments	(570,512)
Lease interest	488,484
Impact of foreign exchange	(311,579)
As at December 31, 2019	$2,703,129
Additions	702,473
Cancellation	(1,199,643)
Lease payments	(553,130)
Lease interest	374,216
Impact of foreign exchange	(341,367)
As at December 31, 2020	$1,685,678
Current portion	$92,308
Long-term portion	1,593,370
$1,685,678

12. ASSETS HELD FOR SALE

During the year ended December 31, 2020, the Company entered into an asset purchase agreement  with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2020, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. Subsequent to year ended December 31, 2020, the Company sold the assets held for sale towers of $30,967 for $36,961.

During the year ended December 31, 2019, the Company entered into an asset purchase agreement  with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2019, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. Subsequent to year ended December 31, 2019, the Company sold the assets held for sale towers of $751,726 for proceeds of $1,204,942.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

13. CONVERTIBLE DEBENTURES

June 2018 Convertible Debenture

In June 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $1,000,000 under the following terms:

  A term of one year;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.20 per common share, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November 2018, the terms of these convertible debentures were modified as follows:

  The conversion price was reduced to $0.10 per common share;
  The expiry date of the original warrants was extended to November 13, 2019;
  The exercise price of the share purchase warrants was reduced to $0.125 per common share; and
  The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018 Convertible Debenture

In November 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $500,000 under the following terms:

  A term of seven months;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustments in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated discount rate of 17% for debentures. The value of the equity component was determined as the difference between the face value of the convertible debenture and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and is accreted to its face value over the term to maturity of the convertible debentures at the effective rate of 25%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

13. CONVERTIBLE DEBENTURES (CONTINUED)

During the year ended December 31, 2018, the Company determined the fair value of the equity component of the convertible debentures to be $53,583, offset by transaction costs of $4,397 and a deferred tax liability of $46,513.

June 2019

In June 2019, the Company repaid $750,000 of the convertible debentures and extended the term with the existing lenders to November 2019.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to amend existing warrants (the "Amended Warrants") that were issued to such lenders on (i) June 12, 2018 (as previously amended on November 13, 2018) and (ii) November 13, 2018. The Amended Warrants were amended as follows:

  The exercise price of the Amended Warrants was amended from $0.125 to $0.09; and
  The expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

Concurrent with the Amended Warrants, the Company also issued new common share purchase warrants (the "New Warrants") to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.09 per common share, with each New Warrant set to expire on November 13, 2020. The fair value of the New Warrants is $287,272.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	1.42 years
Expected volatility	58.15%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000 in aggregate at any time before their respective expiry dates.

The amendment of the convertible debenture was deemed to be an extinguishment of the original liabilities. As such, the equity portion of the original convertible debentures of $2,673 was derecognized and the Amended Warrants were revalued at the extinguishment date using the Black-Scholes model and the weighted average assumptions disclosed above. The fair value of the Amended Warrants at the date of extinguishment was determined to be $287,623. Consequently, $572,222 was recorded as a loss on extinguishment to contributed surplus.

September 2019

In September 2019, the Company further extended the term with the existing lenders to December 2019.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts of the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000 and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

13. CONVERTIBLE DEBENTURES (CONTINUED)

December 2019

In December 2019, the Company further extended the term with the existing lenders to February 2020.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts of the principal, as well as an additional 2% penalty on the total outstanding amounts of the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020.

During the year ended December 31, 2019, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

March 2020

In March 2020, the Company further extended the term with the existing lenders to June 2020.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a penalty to be satisfied by issuing 714,286 common shares.

During the year ended December 31, 2020, the Company issued the 714,286 common shares, with a fair value of $24,286, and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

June 2020

In June 2020, the Company repaid the convertible debenture balance of $745,000 in full.

With this repayment, the Company repaid in full the convertible debenture loan balance and discharged the security interest associated with the loan.

A reconciliation of the convertible debentures is as follows:

Balance at December 31, 2018	$1,387,624
Cash items
Repayment of convertible debt	(750,000)
Non-cash items
Accreted interest	107,376
Extinguishment of debt	(745,000)
Issuance of debt	745,000
Balance at December 31, 2019	$745,000
Cash items
Repayment of convertible debt	(745,000)
Balance at December 31, 2020	$-

During the year ended December 31, 2020, the Company has incurred interest expense of $19,280 (2019 - $127,500; 2018 - $71,836) on the convertible debentures, of which $nil (2019 - $15,000) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

14. LOANS PAYABLE

As at December 31, 2020 and 2019, the loans payable are summarized as follows:

Balance, December 31,
2020	2019	Currency	Terms
CAD $	CAD $
1,505,038	731,606	USD	Unsecured, due on demand
1,817,141	148,158	Colombian Pesos	Unsecured, due on demand
79,567	-	Colombian Pesos	Unsecured, repayable monthly until May 2023
150,984	-	Colombian Pesos	Unsecured, repayable monthly until December 2023
31,857	32,545	Argentine Pesos	Unsecured, due on demand
-	350,746	Argentine Pesos	Unsecured, due January 2020
3,584,587	1,263,055

3,440,732	1,263,055	Current portion of loans payable
143,855	-	Long term portion of loans payable
3,584,587	1,263,055

During the year ended December 31, 2020, the interest rates on the loans payable ranged from 0% to 41% (2019 - 0% to 61%).

During the year ended December 31, 2020, the Company has incurred interest expense of $144,473 (2019 - $336,817, 2018 - $20,052) on the loans payable, of which $88,018 (US$64,725) (2019 - $73,615) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

15. BONDS PAYABLE

During the year ended December 31, 2019, the Company issued a total of 9,880 (2018 - 9,663) bonds at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the issuance of bonds, the Company paid cash debt issuance costs to an agent of $128,440 and issued 921,780 share purchase warrants to the agent with a fair value of $33,545. The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years. No bonds were issued in 2020.

The fair value of the share purchase warrants was calculated using the Black-Scholes model using the following weighted average assumptions:

	2020	2019
Share price at date of grant	-	$0.09
Exercise price	-	$0.09
Expected life	-	2 years
Expected volatility	-	76.65%
Risk free interest rate	-	1.68%
Expected dividend yield	-	0%
Expected forfeiture rate	-	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. During the year ended December 31, 2020, the Company recorded an amortization expense related to the debt issuance costs of $95,399 (2019 - $95,399).

As at December 31, 2020, the carrying value of the bonds are $1,882,750 (2018 - $1,787,351). During the year ended December 31, 2020, the Company has incurred interest expense of $195,973 (2019 - $177,005; 2018 - $15,038) on the bonds payable, of which $nil (2019 - $16,599) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

16. RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at December 31, 2020 and 2019, the Company has the following loan balances with related parties:

Balance, December 31,
2020	2019	Currency	Rate	Terms
CAD $	CAD $		%
3,839,459	4,047,119	USD	12% -18%	Unsecured, due on demand
18,546	-	Colombian Pesos	0%	Unsecured, due on demand
12,743	13,068	Argentine Pesos	18%	Unsecured, due on demand
3,870,748	4,060,187

In connection with certain related party loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company paid finance expenses of $528,132 (US$407,500) in connection with these monthly penalties.

As at December 31, 2018, the Company had advanced $224,976 to related parties in connection with costs to be incurred on behalf of the Company. This amount was included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand. During the year ended December 31, 2019, the Company deemed these amounts to be uncollectable and wrote off the balance.

During the year ended December 31, 2020, the Company has incurred interest expense of $352,439 (US$262,994) (2019 -$492,729; 2018 - $311,102) in connection with the related party loans noted above. As at December 31, 2020, $562,260 (2019 - $252,144) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

January 2019

In January 2019, the Company renegotiated the loans with three of the related party lenders to extend the maturity date of the loans.

In consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US$160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US$395,259)    to the principal balance of the loans. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

16. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

September 2019

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2020, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The consolidation of the loans and the issuance of the warrants was deemed to be an extinguishment of the original liabilities and $180,714 was recorded as a loss on extinguishment.

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	2020	2019	2018
	$	$	$
Consulting fees paid to the CEO	468,300	204,000	165,605
Consulting fees paid to the COO	320,300	204,000	114,546
Consulting fees paid to the CFO	336,300	262,100	99,092
	1,124,900	670,100	379,243

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the year ended December 31, 2018 the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692.

As at December 31, 2020, $692,100 (2019 - 147,631) of related party payables are included in accounts payable  and accrued liabilities in the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

17. SHARE CAPITAL

a) Authorized:

 Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

 As at December 31, 2020 and 2019, there were no preferred shares outstanding.

b) Issued and outstanding:

 During the year ended December 31, 2020:

  On April 30, 2020, the Company issued 714,286 common shares as a penalty to the holders of the convertible debentures, with a fair value of $24,286. The fair value of the penalty was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.

 No shares were issued during the year ended December 31, 2019.

 During the year ended December 31, 2018:

  On April 3, 2018, the Company issued 7,500,000 common shares for acquisition Mexmaken as described in Note 7.
  On April 3, 2018, the Company issued 780,000 common shares to the parent of the CEO for interest payment of $156,000 (USD$120,000).
  The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 14.
  The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.
  The Company issued 525,690 units for services with a fair value of $110,395. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months. The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants.
  The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

  On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The Company issued the agent such number of new warrants as was equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

c) Escrowed Shares:

(i) Pursuant to an escrow agreement dated January 26, 2017, the 30,000,000 common shares issued pursuant to the acquisition of TCTS (Note 5) are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. During the year ended December 31, 2020, the escrow shares were released upon achieving the performance obligations. As at December 31, 2020, no common shares remain in escrow (2019 - 30,000,000 common shares).

(ii) In addition, pursuant to an Assignment Agreement from 2017, 500,000 common shares issued to Rojo Resources Ltd. are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2020, there are no common shares remaining in escrow (2019 - 75,000 common shares).

d) Warrants:

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

During the year ended December 31, 2020, a total of 31,293,653 warrants expired unexercised. Upon expiry of the warrants, $597,632 was reversed from contributed surplus to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (CONTINUED)

d) Warrants (continued)

A continuity of warrants for the years ended December 31, 2020 and 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2018	16,290,573	0.12
Granted	15,924,860	0.09

Balance, December 31, 2019	32,215,433	0.11
Expired	(31,293,653)	0.11
Balance, December 31, 2020	921,780	0.09

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2020:

Number of warrants outstanding	Exercise price $	Expiry date
921,780	0.09	October 1, 2021

As at December 31, 2020, the warrants outstanding have a weighted average life remaining of 0.75 years (2019 - 0.89 years).

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

17. SHARE CAPITAL (CONTINUED)

 e) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

There were no stock options granted during the years ended December 31, 2020 and 2019. During the year ended December 31, 2018, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1.50 using the Black-Scholes option pricing model. The following weighted average assumptions were used for the calculation:

	2020	2019	2018
Share price at grant date	-	-	$0.22
Exercise price	-	-	$0.23
Expected life (in years)	-	-	5
Expected volatility	-	-	202%
Risk free interest rate	-	-	2.07%
Expected dividend yield	-	-	0%
Expected forfeiture rate	-	-	0%

A continuity of stock options for the years ended December 31, 2020 and 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2018, 2019 and 2020	1,275,000	0.30

As at December 31, 2020, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
		$
325,000	325,000	0.45	1.21	March 17, 2022
950,000	950,000	0.25	2.13	February 17, 2023
1,275,000	1,275,000	0.30	1.90

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

18. CAPITAL DISCLOSURE

The Company manages its shareholders' deficiency, loans and convertible debts as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at December 31, 2020, the shareholders' deficiency was $26,211,433 (2019 - $23,585,459). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended December 31, 2020.

19. FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2020, the Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

a. Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

b. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

c. Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable, loan payable and lease liabilities is classified as level 3.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,166,502 (2019 - $1,808,397). Accounts receivable are shown net of provision of credit losses of $36,381 (2019 - $179,868).

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,368,281	4,368,218	4,368,281	-	-	-
Interest payable	650,278	650,278	650,278	-	-	-
Loans payable	3,588,352	3,588,352	3,444,497	143,855	-	-
Loans from related parties	3,866,983	3,866,983	3,866,983	-	-	-
Bonds payable	1,882,750	1,882,750	1,882,750	-	-	-
Lease liability	1,685,678	3,313,033	507,403	1,160,875	773,033	871,722
Total	16,042,322	17,669,614	14,720,192	1,304,730	773,033	871,722

The Company has a working capital deficiency as of December 31, 2020 of $19,124,583. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2020, the Company received $5,621,307 (2019 - $8,526,085) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada.  In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 17% ( 2019 - 15%) weakening or strengthening of the Colombia Peso, Argentine Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $470,007 (2019 - $1,021,871) foreign exchange loss or gain in the consolidated statement of comprehensive loss. The Company has not hedged its exposure to currency fluctuations.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

At December 31, 2020, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	34,531	28,218	31,611	(4,454)	89,907
Amounts receivable	90,045	144,491	364,285	-	598,821
Accounts payable and accrued liabilities	(442,629)	(981,541)	(665,231)	(913,195)	(3,002,597)
Interest payable	-	(5,539)	-	-	(5,539)
Lease liability	(576,868)	(1,006,160)	(102,650)	-	(1,685,678)
Loans payable	-	(1,614,063)	(148,245)	-	(1,762,308)
Loans from related parties	-	(18,546)	-	-	(18,546)
Net	(894,921)	(3,453,141)	(520,229)	(917,649)	(5,785,940)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

20. ECONOMIC DEPENDENCE

For the year ended December 31, 2020, 75% of total revenues were generated with two major customers (2019 - 70% with two major customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues:

December 31, 2020
Customer A	$5,134,327
Customer B	$1,871,092

December 31, 2019
Customer A	$3,069,670
Customer B	$736,959

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

21. SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for    each reportable segment as at and for the years ended December 31, 2020 and 2019 is reported below.

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2020:
Current assets	679,144	448,193	465,316	1,938	96,650	1,691,241
Property and equipment	2,680,675	2,989,580	437,596	51,278	15,999	6,175,128
Other non-current assets	773,279	976,278	135,876	-	1,357,658	3,243,091
Total assets	4,133,098	4,414,051	1,038,787	53,216	1,470,307	11,109,460
Revenues:
Tower rental revenue	945,647	550,418	278,281	-	-	1,774,346
Service revenue	-	-	-	346,317	626,319	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	-	6,379,100
Total revenues	2,190,420	564,857	5,398,169	346,317	626,319	9,126,082
Net income (loss)	(2,388,551)	328,258	1,078,190	1,261,084	(3,953,285)	(3,674,304)

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2019:
Current assets	1,846,046	532,959	298,605	268,518	13,779	2,959,907
Property and equipment	3,390,632	1,997,048	3,243,634	85,612	15,120	8,732,046
Other non-current assets	669,687	808,973	1,204,380	5,328	1,620,728	4,309,096
Total assets	5,930,365	3,338,980	4,746,619	359,458	1,649,627	16,001,049
Revenues:
Tower rental revenue	1,102,810	292,848	244,978	-	-	1,640,636
Service revenue	-	-	-	561,759	-	561,759
Sales revenue	-	3,069,670	141,529	-	-	3,211,199
Total revenues	1,102,810	3,362,518	386,507	561,759	-	5,413,594
Net income (loss)	(4,042,521)	1,249,291	(994,550)	(1,322,940)	(3,036,548)	(8,147,268)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

22. SUPPLEMENTAL CASH FLOW INFORMATION

	2020	2019	2018
	$	$	$
Changes in non-cash working capital items:
Amounts receivable	542,054	(1,341,845)	(356,479)
Prepaid expenses and deposits	(131,697)	83,535	(186,290)
Unbilled revenues	111,845	(107,099)	-
Other receivable	-	67,143	(277,682)
Bank indebtedness	-	(39,464)	(8,632)
Accounts payable and accrued liabilities	612,050	(725,292)	2,380,469
Interest payable	292,365	488,997	401,104
Deferred revenue	(167,096)	259,182	178,668
Customer deposits	1,184,170	8,470,889	-
Income tax payable	247,500	373,196	-
	2,691,191	7,529,242	2,131,158

23. LEGAL DISCLOSURE

The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $29,780 (1,489,005 Argentine Pesos). The fines have been accrued by the Company.      The outcome of these legal proceeding cannot be determined at December 31, 2020 and no additional amounts have been accrued.

24. INCOME TAXES

The tax effect (computed by applying the federal and provincial/state statutory rates in the jurisdictions the Company and its subsidiary operate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2020	2019	2018
	$	$	$
Net loss before income taxes	(3,674,304)	(8,147,268)	(9,131,285)
Statutory income tax rate	27%	27%	32%
Income tax recovery	(992,062)	(2,199,762)	(2,922,011)
Differences between Canadian and foreign tax rates	(95,362)	(113,858)	-
Permanent differences and others	(76,522)	(706,889)	(303,048)
Impact of foreign exchange	142,767	509,162	-
Under provided in prior years	363,357	-	-
Effect of change in income tax rates	164,204	-	(37,000)
Temporary differences	316,758	466,969	57,000
Change in unrecognized losses	363,420	2,102,952	2,892,011
Income tax expense (recovery)	186,560	58,574	(313,048)
Current income tax expense	186,560	380,863	-
Deferred income tax recovery	-	(322,289)	(313,048)
	186,560	58,574	(313,048)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

24. INCOME TAXES (CONTINUED)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are as follows:

	2020	2019
Deferred income tax assets
Non-capital loss carry-forwards	$487,721	$607,610
Lease liabilities	501,470	824,005
Deferred income tax assets	$989,191	$1,431,615

Excess of carrying value over tax value of right-of-use assets	$(561,508)	$(852,881)
Excess of carrying value over tax value of intangible assets	(389,728)	(560,756)
Excess of carrying value over tax value of bonds payable	(19,317)	(17,978)
Excess of carrying value over property and equipment	(18,638)	-
Deferred income tax liability	$(989,191)	$(1,431,615)
Net deferred tax asset (liability)	$-	$-

Significant unrecognized tax benefits and unused taxes for which no deferred tax assets are recognized as of December 31, 2020 and 2019 are as follows:

	2020	2019
Non-capital losses carried forward	$24,441,678	$19,451,150
Property and equipment	7,337	15,068
Share issuance costs	17,556	35,107
Capital losses carried forward	3,294,836	3,294,836
Lease liabilities	36,157	36,157
Unrecognized deductible temporary differences	$27,797,564	$22,832,318

As at December 31, 2020, the Company has non-capital losses carried forward of approximately $26,814,000 (2019 - $24,633,000) including $19,956,000 (2019 - $16,364,000) in Canada, $4,012,000 (2019 - $5,016,000) in Argentina, $nil (2019 - $1,453,000) in Mexico and $2,846,000 (2019 - $1,800,000) in the United States of America. These losses begin expiring in 2022.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars)

25. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2020,

1) On March 11, 2021, the Company entered into a loan agreement with a commercial bank for up to $11 million (Colombian Peso $31,632,000,000). Under the agreement, the Company would incur costs for taxes and commission of 1.47% payable on any loan advances. The Company received gross $1.5 million (Colombian Peso $4,400,000,000) on March 17, 2021 on which they paid commission fees and taxes of $187,000 (Colombian Peso $ 533,000,000). On April 12, 2021, the Company received gross COP $3,182,000,000 on April 12, 2021 (CAD $1.1M). This amount was not subject to any amounts withheld.

2) On April 6, 2021, the Company and a third party Commerk ("Commerk") entered into an agreement with a 7 year term for construction projects the first one being the construction of 220 towers. Commerk is committed to spend 25% of the construction cost. The spending made by Commerk will be treated as a debt and will accrue interests at 6.2%.